June 15, 2012

Via EDGAR Filing

Mr. Duc Dang
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:    Glimcher Realty Trust
Form 10-K for the year ended December 31, 2011
Filed on February 24, 2012
File No. 001-12482

Dear Mr. Dang:

This is in response to your letter dated May 24, 2012 regarding the above-mentioned filing for Glimcher Realty Trust (the “Company,” “Registrant,” or “GRT”). Unless otherwise defined herein, capitalized terms used in the Registrant’s Response portion of this correspondence shall have the same meaning given such terms in GRT’s 2011 Form 10-K. References to page numbers are to pages in our 2011 Form 10-K, unless otherwise indicated. To facilitate your understanding of our response, we have restated each of your comments in its entirety followed by our response to each comment in italics.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

General

1.	Please tell us whether management considers net operating income and/or comparable/same store net operating income key performance indicators. We may have further comments.

Registrant's Response: Management considers comparable net operating income (“NOI”) to be a relevant indicator of property performance. Therefore, in future filings the Company will include a disclosure and discussion of property NOI as part of Item 7. Management's Discussion and Analysis of Results. The Company anticipates that the disclosure will be materially consistent with the following:

Management considers comparable NOI to be a relevant indicator of property performance, and NOI is also used by industry analysts and investors. NOI represents total property revenues less property operating and maintenance expenses. Accordingly, NOI excludes certain expenses included in the determination of net income such as corporate general and administrative expenses and other indirect operating expenses, interest expense, impairment charges, depreciation and amortization expense. These items are excluded from NOI in order to provide results that are more closely related to a property's results of operations. In addition, the Company's computation of same mall NOI excludes property straight-line adjustments of minimum rents, amortization of above-below market intangibles, termination income, and income from outparcel sales. The Company also adjusts for other miscellaneous items in order to enhance the comparability of results from one period to another. The reconciliation of the Company's NOI to GAAP operating income is provided in the table below:

Mr. Duc Dang
United States Securities and Exchange Commission
June 15, 2012

NET OPERATING INCOME GROWTH FOR COMPARABLE PROPERTIES
(INCLUDING PRO-RATA SHARE OF JOINT VENTURE PROPERTIES)
(in thousands)

	Twelve Months Ended December 31,
	2011	2010	Variance

Operating Income	$65,295	$74,270	$(8,975)

Depreciation and amortization	69,912	69,544	368
General and administrative	20,384	19,483	901
Proportionate share of joint venture comparable NOI	18,291	17,872	419
Non-comparable properties (1)	(5,254)	(8,329)	3,075
Termination and outparcel net income	(1,622)	(1,101)	(521)
Straight line rents	(3,030)	(721)	(2,309)
Impairment loss	8,995	—	8,995
Other (2)	(2,013)	(4,359)	2,346

Comparable NOI	170,958	166,659	4,299

Comparable NOI percentage increase			2.6%

(1) Community Centers and Non-Comparable Malls
(2) Other adjustments include fee income, discontinued development costs, non-property income and expenses, intangible amortization of above/below market leases and other non-recurring income or expenses.

2.
We note your disclosure throughout the document that you compute occupancy on an economic basis. In future Exchange Act periodic reports, please quantify the difference between your occupancy rate and the actual physical occupancy of your properties.

Registrant's Response: While the Company believes economic occupancy is the most relevant occupancy metric, the Company will also provide physical occupancy in future filings as a supplemental metric. The calculation of economic occupancy includes those tenants that are lease obligated and have vacated only if the tenant continues to pay after they have vacated. If a vacated tenant has stopped paying, then they are removed from economic occupancy. The Company's physical occupancy was 0.4% lower than economic occupancy at December 31, 2011. The Company will add this disclosure to future Form 10-K filings as part of Item 2. Properties.

Item 2. Properties, page 17

Lease Expiration and Rent Per Square Foot, page 23

3.
In future Exchange Act periodic reports, please clarify if the rental rates for anchor stores and non-anchor stores incorporate tenant concessions, such as free rent periods, or other adjustments. If not, please discuss how such adjustments impact your rental rates.

Mr. Duc Dang
United States Securities and Exchange Commission
June 15, 2012

Registrant's Response: The Company reports rental rates for anchor and non-anchor stores reflecting the contractual rental terms of the lease currently in effect at the end of the reporting period. Therefore if a tenant has been granted a rent concession or “rent relief” that amount is reflected in the rent per square foot. The calculation excludes tenants who pay a percentage of sales in lieu of minimum rents, tenants that own their own buildings and pay no rent, and those on short-term rent abatements. The Company will add a disclosure that will be materially consistent with the following in future Form 10-K filings as part of Item 2. Properties.

Average Base Rent per square foot includes the contractual rental terms currently in effect at the end of the period and includes rent concessions or rent relief. The calculation excludes tenants who pay a percentage of sales in lieu of minimum rent, tenants that own their own buildings, and those on short-term rent abatements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 34

4.
In future Exchange Act periodic reports, please discuss leasing results for the reported period. Compare rental rates of new and renewed leases to expiring leases. Also, please discuss the impact of tenant improvement costs, leasing commissions and tenant concessions on new and renewed leases and tell us how you will quantify such impact in your future disclosure.

Registrant's Response: The Company will expand the disclosure and discussion of leasing results in future filings as a component of Item 7. Management's Discussion and Analysis of Results in the Form 10-K for the year ending December 31, 2012. The expanded disclosure will incorporate the volume of leases signed, average rent for those leases, and material trends related to the cost of tenant improvements and deferred leasing costs. These results will be provided for new leases and lease renewals as appropriate. Disclosure and analysis of the Company's re-leasing spreads on new and renewal leases will also be provided.

5.
Please revise future periodic filings to clarify what expenses are included in property operating expenses, other operating expenses and general and administrative expenses. Within your response, please provide an example of your proposed disclosure.

Registrant’s Response: In future periodic filings the Company will provide the following commentary as it relates to property operating expenses, other operating expenses and general and administrative expenses to clarify what expenses are included in these line items in the consolidated financial statements.

Property operating expenses

Property operating expenses are expenses that directly relate to the operations of the Properties. The expenses include, but are not limited to: wages and benefits for property personnel, utilities, marketing and insurance. Numerous leases with our tenants contain provisions that permit the Company to be reimbursed for these expenses.

Other operating expenses

Other operating expenses are expenses that relate indirectly to the operations of the Property. These expenses include, but are not limited to: costs related to providing services to our unconsolidated real estate entities, expenses incurred by the Company for vacant spaces, legal fees related to tenant collection matters, and costs associated with wages and benefits related to short-term leasing. These expenses may also include costs associated with discontinued projects or sale of outparcels, as applicable.

Mr. Duc Dang
United States Securities and Exchange Commission
June 15, 2012

General and administrative expenses

General and administrative expenses relate primarily to the overall corporate related costs of the Company. These costs include, but are not limited to: wages and benefits, travel, third party professional fees, and occupancy costs that relate to our executive, legal, leasing, accounting and information technology departments.

The Company will continue to discuss the major variances between each reported period for the above mentioned categories.

Expansions, Renovation and Development Activity, page 49

6.
In future Exchange Act periodic filings, to the extent you have a significant development/redevelopment portfolio, please expand your disclosure to include information regarding the anticipated completion date(s) and costs incurred to date.

Registrant's Response: In future filings, the Company will disclose the requested information for significant development and redevelopment projects.

The Company's most significant development project in 2011 was the Scottsdale Quarter development. The project was placed in service during 2011 and therefore the projected opening was not a relevant disclosure. However, the total anticipated project investment, as well as the amount spent to date on the project, was disclosed on page 49 of the Company's 2011 Form 10-K.

The significant redevelopment project discussed in fiscal year 2011 related to the Company's outlet properties. The Company will expand that discussion in future filings to incorporate planned completion dates and expenditures to date, in addition to the disclosure of the projected total investment in the project that was discussed on page 49 of the Company's 2011 Form 10-K.

Consolidated Statements of Operations and Comprehensive Income, page 67

7.
We note that you have included cash distribution declared per common share of beneficial interest on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

Registrant’s Response: Upon further review of the referenced guidance, the Company will remove the dividends declared per share on the Consolidated Statement of Operations and Comprehensive Income in future filings and include such disclosure in the notes to the financial statements.

Note 2 - Summary of Significant Accounting Policies

Investment in Real Estate - Carrying Value of Assets, page 71

8.
Please disclose your accounting policy for capitalization expenditures. Your disclosure should address the types of expenses that are potentially capitalized such as interest, taxes, salaries and other general and administrative expenses. In addition, please disclose the periods of capitalization including a discussion of when the capitalization period ends. Lastly, please disclose within your discussion of capital expenditures within your MD&A, payroll expenditures capitalized for all periods presented with a narrative discussion of significant fluctuations.

Registrant’s Response: The Company will add the paragraph below to its accounting policy of "Investment in Real Estate - Carrying Value of Assets" to clarify how both direct and indirect costs are capitalized.

Mr. Duc Dang
United States Securities and Exchange Commission
June 15, 2012

"The Company capitalizes direct and indirect costs that are clearly related to the development, construction, or improvement of Properties including internal costs such as interest, taxes and qualifying payroll related expenditures. Cost capitalization begins once the development or construction activity commences and ceases when the asset is ready for its intended use."

Included in investment in real estate for the year ended December 31, 2011, 2010 and 2009 are capitalized payroll costs totaling $2.4 million, $2.1 million and $2.4 million, respectively. The Company will disclose payroll expenditures capitalized within MD&A for all periods presented, including a narrative of significant fluctuations, when applicable, in future filings.

Accounting for Acquisitions, pages 72 - 73

9.
Please tell us how you considered any fixed rate renewal options into the calculation of the fair value of the below market lease intangibles and the period over which your below market lease intangibles are amortized. Your response should also discuss how you determine the likelihood that a lessee will execute a below-market lease renewal, and how you consider the likelihood, if at all, in determining the amortization period.

Registrant’s Response: The Company considers fixed-rate renewal options in its calculation of the fair value of below market lease intangibles. The Company compares the contractual lease rates to the projected market lease rates and makes a determination as to whether or not to include the fixed-rate renewal option into the calculation of the fair value of below market leases.

The determination of the likelihood that a fixed-rate renewal option will be exercised is approached from both a quantitative and qualitative perspective.

From a quantitative perspective, the Company determines if the fixed-rate renewal option is economically compelling to the tenant, which is typically fifteen percent below the projected market rates. The Company also considers qualitative factors such as: overall tenant sales performance, the industry the tenant operates in, the tenant's commitment to the concept, and other information the Company may have knowledge of relating to the particular tenant. This quantitative and qualitative information is then used, on a case-by-case basis, to determine if the fixed rate renewal option should be included in the fair value calculation. The Company determines the amortization period based upon the expected lease period.

The Company will disclose the above mentioned information in its policy “Accounting for Acquisitions” in future periodic filings.

Note 12 - Investment in and Advances to Unconsolidated Real Estate Entities, pages 88 - 90

10.
Given the significance of equity in loss of unconsolidated real estate entities when compared to loss from continuing operations, please clarify how you considered Rule 3-09 of Regulation S-X in determining whether separate stand alone financial statements of any of your unconsolidated real estate entities are required.

Registrant Response: The Company analyzed its unconsolidated real estate entities for significance in accordance with Rule 3-09 of Regulation S-X. As described in Rule 1-02(w) of Regulation S-X, the Company performed the required investment and income tests, using a 20% threshold as required by Rule 3-09, to determine the significance of its equity method investees. None of the Company's investments in and advances to unconsolidated real estate entities exceeded 20% of the Company's total assets as reported in its 2011 Form 10-K.

The Company also analyzed each of its unconsolidated real estate entities to determine if the equity in income (loss) from continuing operations, after certain required and permitted adjustments, of these equity method investees, exceeded 20% of such consolidated income of the Company. The Company determined that none of its unconsolidated real estate entities exceeded the 20% threshold for the income from continuing operations test in the context of Rule 3-09 of Regulation S-X based upon the its interpretation of the applicable guidance.

Mr. Duc Dang
United States Securities and Exchange Commission
June 15, 2012

In performing the income significance test, the Company utilized income averaging, as permitted per computational note 2 of Rule 1-02(w). The absolute value of the net loss from continuing operations before income taxes for 2011 was more than 10% lower than the average income from continuing operations before income taxes for the last five fiscal years. As a result, the Company utilized an average income balance in the income test calculation. Furthermore, the Company omitted 2011, a loss year, from the computation of average income as required by Rule 1-02(w).

The Company incurred a loss from continuing operations in 2011, which included $6.4 million of equity in loss of unconsolidated real estate entities. As disclosed in Note 12 to the Company's 2011 consolidated financial statements and elsewhere in the 2011 Form 10-K, the loss allocated from the Company's equity method investments was driven primarily by the approximate $17.2 million of impairment charges incurred by the ORC Venture of which the Company's proportionate share was approximately $9.0 million. These charges resulted from the classification of Tulsa Promenade (“Tulsa”) as held-for-sale by the ORC Venture during 2011. The allocated portion of the financial results of Tulsa, which is reflected in equity in (loss) income of unconsolidated real estate entities, net in the consolidated financial statements, are classified as discontinued operations by the ORC Venture. Therefore, the Company's calculation to determine significance of income excluded these discontinued operations related to the ORC Venture.

11.
We note you recorded a $547,000 gain as part of contributing properties to the formation of the Blackstone Venture. Please tell us how you calculated this gain and clarify how your accounting is consistent with the guidance outlined in paragraphs 970-323-30-3 to 5 of the Financial Accounting Standards Codification for contribution of real estate.

Registrant’s Response: The Company entered into an agreement to convey both Lloyd Center, and WestShore Plaza to a new entity. After the Company conveyed these Properties, it then sold a 60% interest in the new entity to an independent third party from which the Company received cash. The transaction was structured, in substance, as a partial sale of real estate.

The gain on the sale was recognized in accordance with ASC Topic 360 - “Property Plant and Equipment,” which states the following:

A sale is a partial sale if the seller retains an equity interest in the property or has an equity interest in the buyer. Profit (the difference between the sales value and the proportionate cost of the partial interest sold) shall be recognized at the date of sale if all of the following conditions are met:

a.  The buyer is independent of the seller.

b.  Collection of the sales price is reasonably assured.

c.  The seller will not be required to support the operations of the property or its related obligations to an extent greater than its proportionate interest.

Additionally, the Company considered the example discussed in ASC 970-323-303-3, which indicates that when an independent party contributes cash for an interest in a venture and that cash is immediately withdrawn by the Company that contributed the real estate, and there is no commitment to reinvest the cash in the venture, the substance of the transaction is viewed as a sale.

The Company's consideration of both ASC 360 and ASC 970 resulted in the recognition of a gain when the 60% interest in the new entity, which is effectively an investment in real estate, was sold to a buyer who was independent of the Company as disclosed in Note 12 - "Investment in and Advances to Unconsolidated Real Estate Entities."

Mr. Duc Dang
United States Securities and Exchange Commission
June 15, 2012

Note 25 - Acquisition of Property, page 100

12.
We note you recorded a $27.8 million gain as part of the disposal of Polaris Town Center in your exchange transaction with DDR Corporation. Please tell us how you calculated this gain and clarify how your accounting is consistent with example guidance outlined in paragraphs 845-10-55-29 to 37 of the Financial Accounting Standards Codification for exchanges of real estate involving monetary consideration.

Registrant Response: The Company gave consideration to the example guidance outlined in paragraphs 845-10-55-29 to 37 of the Financial Accounting Standards Codification, noting that it mirrors the example cited in the pre-codification literature, EITF Issue No. 01-2. In paragraph 46 of the Status Section of this EITF it states, “Statement 153, however, eliminates the fair value measurement exception for nonmonetary exchanges of similar productive assets provided in Opinion 29 and replaces it with an exception from fair value measurement for nonmonetary exchanges that lack commercial substance. Therefore, Issues 10(a) and 10(b) (which includes the example referenced above) address circumstances in which an entity is involved in a real estate exchange that meets the following conditions: (1) the exchange includes boot that is at least 25 percent of the fair value of the exchange and (2) the exchange meets one of the conditions set forth in paragraph 20 of Opinion 29.”

The conditions set forth in paragraph 20 of Opinion 29 were codified in 845-10-30-3 which states, “A nonmonetary exchange shall be measured based on the recorded amount (after reduction, if appropriate, for an indicated impairment of value as discussed in paragraph 360-10-40-4) of the nonmonetary asset(s) relinquished, and not on the fair values of the exchanged assets, if any of the following conditions apply:

a.  The fair value of neither the asset(s) received nor the asset(s) relinquished is determinable within reasonable limits.

b.  The transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange.

c.  The transaction lacks commercial substance."

Items (a) and (b) above are not applicable in this instance. To determine whether the transaction had commercial substance, the Company looked to ASC 845-10-30-4 which states, “A nonmonetary exchange has commercial substance if the entity's future cash flows are expected to significantly change as a result of the exchange. The entity's future cash flows are expected to change if either of the following criteria is met:

a.  The configuration (risk, timing, and amount) of the future cash flows of the asset(s) received differs significantly from the configuration of the future cash flows of the asset(s) transferred. The configuration of future cash flows is composed of the risk, timing, and amount of the cash flows. A change in any one of those elements would be a change in configuration.

b.  The entity-specific value of the asset(s) received differs from the entity-specific value of the asset(s) transferred, and the difference is significant in relation to the fair values of the assets exchanged. An entity-specific value (referred to as an entity-specific measurement in FASB Concepts Statement No. 7, Using Cash Flow Information and Present Value in Accounting Measurements) is different from a fair value measurement. As described in paragraph 24(b) of Concepts Statement No. 7, an entity-specific value attempts to capture the value of an asset or liability in the context of a particular entity. For example, an entity computing an entity-specific value of an asset would use its expectations about its use of that asset rather than the use assumed by marketplace participants.

If it is determined that the transaction has commercial substance, the exchange would be measured at fair value, rather than at the entity-specific value."

Mr. Duc Dang
United States Securities and Exchange Commission
June 15, 2012

In applying this guidance, the Company prepared Argus cash flow models for both the Town Center Plaza (“TCP”), the asset that was purchased, and the Polaris Towne Center (“Polaris”), the asset that was sold. The Argus models showed that TCP's cash flows from operations are expected to be 59% greater, on average, than Polaris', and that cash flow after debt service and taxes will be 30% greater. As a result of this analysis, it was determined that the timing and amount of future cash flows differed significantly between TCP and Polaris.

There is also different risk associated with the cash flows of Polaris compared to TCP. Open Air Lifestyle Centers (“Lifestyle Centers”) like TCP have a higher upside potential than a Community Center like Polaris because Lifestyle Centers generally attract higher quality tenants. Community Centers, by their nature, have more local tenants who, oftentimes, are more thinly capitalized and therefore represent a higher downside risk when economic conditions deteriorate. As rents at Lifestyle Centers are generally higher than at Community Centers, they appeal to more credit worthy tenants.

Based on this assessment future cash flows are expected to significantly change as a result of the exchange. As a result, the transaction was deemed to have commercial substance and was therefore measured at fair value in accordance with ASC Topic 845-10-30-4.

Additionally, the Registrant acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that I have addressed your questions adequately. However, if you have any additional questions, please feel free to contact me at 614.887.5610.

Sincerely,

/s/ Mark E. Yale
Mark E. Yale
Executive Vice President, Chief Financial Officer and Treasurer
(Principal Accounting and Financial Officer)